UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                              (AMENDMENT NO. ___)(1)

                            MEGAMEDIA NETWORKS, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   58516G-10-9
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                                 (CUSIP Number)

                             SANDRA C. GORDON, ESQ.
                             GREENBERG TRAURIG, P.A.
                       111 NORTH ORANGE AVENUE, 20TH FLOOR
                             ORLANDO, FLORIDA 32801
                                 (407) 420-1000
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  MARCH 2, 2000
    -------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (PAGE 1 OF 4 PAGES)

     (1) The remainder of this cover page shall be filled out for a reporting person' initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" sfor the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 58516G-10-9                                Page 2 of 4 Pages
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              NEXTTRAFFIC, INC.

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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                      (b) [ ]

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    3      SEC USE ONLY


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    4      SOURCE OF FUNDS*

              OO

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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                               [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE CORPORATION
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                    7   SOLE VOTING POWER

                           3,250,000
      NUMBER OF
        SHARES      ------------------------------------------------------------
     BENEFICIALLY   8   SHARED VOTING POWER
       OWNED BY
         EACH              0
       REPORTING
       PERSON       ------------------------------------------------------------
        WITH        9   SOLE DISPOSITIVE POWER

                        3,250,000

                    ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        0

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    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,250,000

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    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]


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    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             22.82%

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    14    TYPE OF REPORTING PERSON*

             CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

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CUSIP NO. 58516G-10-9                                 PAGE 3 OF 4 PAGES
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ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of MegaMedia Networks, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 57 West Pine Street, Orlando, Florida 32801.

ITEM 2.  IDENTITY AND BACKGROUND.

         The name, place of organization and business address of the reporting person is NextTraffic, Inc., a Delaware corporation ("NextTraffic"), 100 South Orange Avenue, Suite 1000, Orlando, Florida 32801. NextTraffic's principal business is as an Internet traffic consolidator who provides its clients with Internet traffic. Information relating to the officers, directors and stockholders of NextTraffic is as follows:

         Harry Timmons             President, Director and owner of 250 shares
                                   of common stock (25% of total outstanding)

         William Barber            Secretary, Director and owner of 250 shares
                                   of common stock (25% of total outstanding)

         David G. Marshlack        Director and owner of 250 shares of common
                                   stock (25% of total outstanding)

         William A. Mobley, Jr.    Director and owner of 250 shares of common
                                   stock (25% of total outstanding)

         Neither NextTraffic nor any of its officers, directors or principal stockholders has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         All 3,250,000 shares of Common Stock beneficially owned by NextTraffic were acquired as an inducement for NextTraffic to enter into that certain Internet Traffic Agreement with the Company, dated as of January 7, 2000 (the "Internet Traffic Agreement"), pursuant to which NextTraffic agreed to supply Internet traffic to the Company's website in exchange for a monthly fee equal to 25% of all purchases of the Company's services made by visitors to the Company's website that are supplied to the Company by NextTraffic.

ITEM 4.           PURPOSE OF TRANSACTION.

         The shares of Common Stock acquired by NextTraffic were acquired and are being held as an investment. NextTraffic intends to review on a continuing basis his investment in the Company and may, depending on its evaluation of the Company's business and prospects and upon future developments, determine to increase or decrease, or continue to hold as an investment or dispose of, its investment in the Company. Except as set forth above, NextTraffic does not have any present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change, in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.

                                  SCHEDULE 13D

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CUSIP NO. 58516G-10-9                                 PAGE 4 OF 4 PAGES
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The number of shares of Common Stock beneficially owned by NextTraffic is 3,250,000, comprising approximately 22.82% of the outstanding shares of Common Stock.

         (b) NextTraffic has sole voting and sole dispositive power with respect to all 3,250,000 shares.

         (c) During the past 60 days, transactions in the Company's securities by NextTraffic, beneficially or otherwise, are as follows:

              (i) Acquisition of 3,250,000 shares of Common Stock as an inducement to enter into the Internet Traffic Agreement.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described above, there are no contracts, arrangements, understandings or relationships with respect to the securities to which NextTraffic is a party or subject.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 30, 2000                    NEXTRAFFIC, INC.

                                          By: /s/ HARRY TIMMONS
                                              -----------------
                                                  Harry Timmons
                                                  President